Cardiol Therapeutics Regains Compliance with all Applicable Listing Standards of The Nasdaq Capital Market

Oakville, ON - August 8, 2023 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, today announced that it received notice on August 7, 2023 from The Nasdaq Stock Market LLC ("Nasdaq") stating the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) ("Minimum Bid Requirement") for continued listing on The Nasdaq Capital Market. Accordingly, the Company is now in compliance with all applicable listing standards.

"We are pleased to have regained compliance with all applicable listing requirements of the world's premier stock exchange for life sciences companies. Cardiol looks forward to reporting on important milestones associated with the Company's ongoing Phase 2 clinical programs in recurrent pericarditis and acute myocarditis - two debilitating forms of inflammatory heart disease that affect a younger age demographic, and where treatment is not addressed adequately by currently available therapies," commented David Elsley, President and CEO of Cardiol Therapeutics.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Company's lead drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

Cardiol has received Investigational New Drug Application authorization from the United States Food and Drug Administration to conduct clinical studies to evaluate the efficacy and safety of CardiolRx™ in two diseases affecting the heart: (i) a Phase II multi-center open-label pilot study in recurrent pericarditis (inflammation of the pericardium), which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations; and (ii) a Phase II multi-national, randomized, double-blind, placebo-controlled trial (the ARCHER trial) in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age.

Cardiol is also developing a novel subcutaneously administered drug formulation of cannabidiol intended for use in heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward-looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, the molecular targets and mechanism of action of the Company's product candidates, the Company's intended clinical study and trial activities and timelines associated with such activities, including anticipated important milestones, and the Company's plan to advance the development of a novel subcutaneous formulation of CardiolRx™ for use in heart failure. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Report on Form 20-F dated March 28, 2023, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com